U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                               DOMINO'S PIZZA, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(CtW Investment Group logo) CtWInvGrp
                            1:44 pm via Hoot Suite
                            CtW Investment Group welcomes leading proxy advisory firms' recommendations over Domino's Pizza's #execpay ow.ly/vOVGK#corpgov

[The link in this tweet appears below:]

FOR IMMEDIATE RELEASE                          CONTACT:  Michael Pryce-Jones
                                                         (202) 262-7437

CTW INVESTMENT GROUP WELCOMES LEADING PROXY ADVISORY FIRMS' RECOMMENDATION AGAINST DOMINIO'S PIZZA'S BALSON OVER CEO PAY

Recommendation Follows CtW Investment Group's Opposition to Andrew Balson and "Say on Pay"

WASHINGTON, D.C. - Leading independent proxy advisors, Institutional Shareholder Services (ISS) and Glass Lewis, are opposing the re-election of Andrew Balson, the Chairman of the Compensation Committee at Domino's Pizza, Inc. (NYSE:DPZ), because of concerns over CEO Patrick Doyle's pay. Domino's will hold its annual shareholder meeting in Ann Arbor, Michigan on April 29th.

The recommendation comes two weeks after the CtW Investment Group wrote to fellow investors calling on them to oppose Balson and Domino's "Say-on-Pay" given the company' egregious equity grants and the excessive and potentially risky focus on short-term performance in the company's pay plans.

"Domino's shows that investors are getting out ahead of pay-for-failure situations by identifying unhealthy and bloated pay practices before shareholders get seriously burned," said Dieter Waizenegger, Executive Director of the CtW Investment Group. "Considering the additional concerns raised in our letter over Balson's oversight of pay at Fleetcor Technologies and Bloomin'Brands, he is getting a reputation as a 'serial overpayer'; he should be prepared to announce his resignation at the shareholder meeting following the vote," Waizenegger added.

In its report, ISS said Domino's pay practices were a "governance failure," warranting votes against Balson, the only member of the Compensation Committee up for re-election. Echoing the concerns of the CtW Investment Group, the report calls attention to the short-term nature of the incentive plans, the unjustified, discretionary stock grants in 2013 to executives, and the granting of similar awards to certain outside directors. Glass Lewis recommends voting against both Balson and the company's "Say-on-Pay" Proposal.

In its March 31st letter to shareholders, the CtW Investment Group warned investors over the serious misalignment between Domino's excessively short-termist pay practices and the long-run interests of shareholders, particularly given the company's high-leverage and richly valued stock price. The Group also queried why the Compensation Committee, having awarded CEO Patrick Doyle 3-year compensation valued at around $40 million, on a realizable basis, found it necessary to grant him additional discretionary equity awards last year.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management and are substantial Domino's shareholders.

                                # # #

** NOTE: Please contact CtW Invesment Group Senior Corporate Governance Analyst Michael Pryce-Jones at (202) 262-7437 or michael.pryce-jones@ changetowin.org; or visit www.ctwinvestmentgroup.com, for additional information. Follow us on twitter2CtWInvGrp**